July 25, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 127/128 to the Registration Statement of the Registrant (the “Amendment”) relating to the Dimensional Retirement Equity Fund II, Dimensional Retirement Fixed Income Fund I, Dimensional Retirement Fixed Income Fund II and Dimensional Retirement Fixed Income Fund III (the “Portfolios”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2011, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

    1.           Comment.  Please delete the disclosure on the front cover of each Prospectus that states that each Portfolio offers three classes of shares.

Response.  The requested disclosure has been deleted.

    2.           Comment.  Please explain the term “(Recovery)” in the line item “Fee Waiver and/or Expense Reimbursement or (Recovery)” in each expense table.

Response.  The term “(Recovery)” in the expense item is meant to reflect the percentage amount being reimbursed to the Advisor if a Portfolio’s expenses are below the expense cap amount and the Advisor is being reimbursed for fees previously waived and/or expenses previously assumed.  The term “(Recovery)” will be deleted from the line item in each Portfolio’s expense table because the Advisor is not entitled to reimbursement  with respect to these Portfolios.

    3.           Comment.  With respect to each footnote to an expense table describing a Fee Waiver and/or Expense Assumption Agreement for a Portfolio, please include disclosure

U.S. Securities and Exchange Commission
July 25, 2011

regarding the ability for the Advisor to be reimbursed in the future for fees and expenses waived and/or assumed.

Response.  The disclosure has not been added because the Advisor is not entitled to be reimbursed in the future for fees and expenses waived and/or assumed.

   4.           Comment.  With respect to each footnotes to an expense table describing the Fee Waiver and/or Expense Assumption Agreement for a Portfolio, please include disclosure stating whether the Fund’s Board may terminate the Fee Waiver and/or Expense Assumption Agreement prior to the stated expiration date.

Response.  The disclosure has not been added because each Fee Waiver and/or Expense Assumption Agreement does not include a provision providing for early termination.

  5.           Comment.  With respect to the Dimensional Retirement Equity Fund II, please add disclosure to the “Principal Investment Strategies” section of the Prospectuses that explains how allocation decisions are made with respect to allocating assets among the Underlying Funds.

Response.  The requested disclosure has been added.

6.          Comment.  With respect to the Dimensional Retirement Equity Fund II, please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the Prospectuses conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Registrant believes that the Portfolio’s derivative disclosure meets with the standards in the ICI Letter in that the disclosure indentifies the specific types of derivatives that may be used and the how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

   7.           Comment.  The 80% policy for each Portfolio states that the policy is a non-fundamental policy.  The use of the term “non-fundamental” might be confusing to investors and should be replaced.

Response.  The Registrant does not believe that deleting the term “non-fundamental” is necessary.  The Registrant believes that the potential investors in the Portfolios are sophisticated investors who will not be confused or misled by the term “non-fundamental.”  The use of the term “non-fundamental” has consistently been used in the 80% policies of the existing Portfolios of the Registrant from the time Rule 35d-1 under the 1940 Act was adopted.

   8.           Comment.  With respect to the Dimensional Retirement Fixed Income Fund I, please add disclosure to the “Principal Investment Strategies” section of the Prospectuses that explains how allocation decisions are made with respect to allocating assets among the Underlying Funds.

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July 25, 2011

   Response.  The requested disclosure has been added.

9.          Comment.  With respect to the Dimensional Retirement Fixed Income Fund I, the disclosure refers to achieving exposure to “high quality fixed income obligations” but also states that “investments in fixed income securities will be considered investment grade at the time of purchase.”  Please reconcile the disclosure because the reference to “high quality” would suggest investment in only the two highest investment grade ratings.

Response.  The reference to “high quality” has been removed and the disclosure now simply states “short-term fixed income obligations.”

   10.           Comment.  With respect to the Dimensional Retirement Fixed Income Fund I, the disclosure in the “Principal Investment Strategies” section states that the Portfolio and Underlying Funds may lend their portfolio securities.  Is securities lending a principal investment strategy of the Portfolio?  If it is not, the disclosure should be removed from the summary section of the Prospectuses.

Response. The Portfolio and Underlying Funds may lend their portfolio securities and while actual securities lending activity may vary, the 1940 Act allows the value of securities loaned to reach 33 1/3% of the value of the portfolio. Because of this, the Registrant believes that this information should be stated in the summary section of the prospectus.

  11.           Comment.  With respect to the Dimensional Retirement Fixed Income Fund II, the Portfolio’s investment objective states that it is to provide inflation protected fixed income return.  This investment objective appears to be a recitation of the investment strategy.  Please revise the investment objective to better describe the objective the strategy is attempting to achieve.

Response.  In response to this comment, the Portfolio’s investment objective has been restated to read as follows:  “The investment objective of the Dimensional Retirement Fixed Income Fund II (the “Retirement Fixed Income Portfolio II”) is to seek to provide total return consistent with inflation protected instruments.  Total return is comprised of income and capital appreciation.”

   12.           Comment.  With respect to the Dimensional Retirement Fixed Income Fund II, please add disclosure to the “Principal Investment Strategies” section of the Prospectuses that explains how allocation decisions are made with respect to allocating assets among the Underlying Funds.

Response.  The requested disclosure has been added.

13.          Comment.  With respect to the Dimensional Retirement Fixed Income Fund II, the disclosure in the “Principal Investment Strategies” section states that the Portfolio and Underlying Funds may lend their portfolio securities.  Is securities lending a principal investment strategy of the Portfolio?  If it is not, the disclosure should be removed from the summary section of the Prospectuses.

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July 25, 2011

Response.  Please see the response to Comment 10 above.

   14.           Comment.  With respect to the Dimensional Retirement Fixed Income Fund III, the Portfolio’s investment objective states that it is to provide inflation protected long-term fixed income return.  This investment objective appears to be a recitation of the investment strategy.  Please revise the investment objective to better describe the objective the strategy is attempting to achieve and indentify what “long-term” means within the context of the investment objective.

Response.  In response to this comment, the Portfolio’s investment objective has been restated to read as follows:  “The investment objective of the Dimensional Retirement Fixed Income Fund III (the “Retirement Fixed Income Portfolio III”) is to seek to provide total return consistent with inflation protected long-term instruments.  Total return is comprised of income and capital appreciation.” Also, additional disclosure has been added to the “Principal Investment Strategies” section that clarifies the use of the term “long-term” with respect to investments of the Portfolio.

15.          Comment.  With respect to the Dimensional Retirement Fixed Income Fund III, the disclosure in the “Principal Investment Strategies” section states that the Portfolio may lend its portfolio securities.  Is securities lending a principal investment strategy of the Portfolio?  If it is not, the disclosure should be removed from the summary section of the Prospectuses.

Response.  Please see the response to Comment 10 above.

16.          Comment.  Dimensional Retirement Fixed Income Fund II and Dimensional Fixed Income Fund III each include the term “fixed income” in its name and each has adopted an 80% policy to invest 80% of its assets in fixed income securities.  Please explain how each Portfolio’s name and 80% policy is consistent with each Portfolio’s strategy to invest a significant portion of its assets in inflation-protected securities, which do not provide fixed principal and interest payments.

Response.  The term “fixed” in “fixed income” refers only to the schedule of payments that an issuer is obligated to make and not to the amount of the payment, and therefore, would include investments such as inflation-protected securities and variable or floating rate securities.  The fixed schedule of payments is what distinguishes a fixed income investment from an equity investment.  If an issuer of a fixed income security does not make a payment on the fixed due date then the issuer is in default.  In contrast, if an issuer of common stock does not pay a quarterly dividend there is no default.  The SEC recognizes that fixed income investments may have varied payment terms.  For example, see the discussion of the Treatment of Structured Finance under the Investment Company Act in Protecting Investors: A Half-Century of Investment Company Regulation (1992).

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July 25, 2011

17.          Comment.  Under the heading “Purchase and Redemption of Fund Shares,” delete the following sentence:  “All investments are subject to approval of the Advisor.”  Also please include the minimum investment amount for the Portfolios.

Response.  The Registrant believes that this sentence is necessary to avoid purchase requests from individuals who do not meet a Portfolio’s criteria for investment.  The Portfolios do not have a minimum investment amount.

   18.           Comment.  In the “Tax Information” section of each summary section, please indicate that shareholders are taxed upon withdrawal from tax-deferred plans.

Response.  The requested change has been made.

  19.           Comment.  Please include the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation in the Institutional Class prospectus.

   Response.  The Portfolios omit the information required by Item 8 of Form N-1A in the Institutional Class prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to Institutional Class shares.

   20.           Comment.  The investment limitation concerning commodities discusses limitations regarding physical commodities.  The investment limitation should be revised to disclose more broadly each Portfolio’s restrictions with respect to investment in commodities generally.

Response.  The Registrant believes that its current investment limitation which discusses restrictions on investments in physical commodities, currencies and futures and options thereon meets the requirements of Section 8 of the 1940 Act to recite each Portfolio’s policy with respect to investment in commodities. The Registrant believes that its limitation discusses the investments generally defined as actual commodities and notes that this limitation is similar to the limitation on investment in commodities utilized by other mutual funds in the industry. In addition, each Portfolio’s investment limitation is identical to the investment limitation presented in a proxy statement and approved by shareholders for 89 series in the Dimensional Funds Complex at shareholder meetings held in June 2009. The commodities limitation was one of several investment limitations contained in a complex wide proxy statement, which was reviewed by the Staff of the SEC. The investment limitations presented in the proxy statement were submitted for approval by shareholders in order to provide standardized investment limitations across all series of the complex and, therefore, the Registrant adopted the current language of the standardized investment limitation for commodities for the Portfolios, which the Registrant believes is appropriate.

21.          Comment.  The Dimensional Retirement Fixed Income Fund I has a policy that states that the Portfolio will concentrate its assets (invest more than 25% of its total assets) in obligations of U.S. and/or foreign banks and bank holding companies (“banking industry

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securities”) when the yield to maturity on eligible portfolio investments in banking industry securities as a group generally exceeds the yield to maturity on all other eligible portfolio investments as a group generally for a period of five consecutive days when the New York Stock Exchange is open for trading.  Please address why the freedom action to concentrate in the banking industry is permissible under the 1940 Act.

Response.  The Registrant believes that the banking concentration policy described in the Amendment is consistent with The First Australia Fund, Inc., SEC No-Action Letter (pub. Avail. July, 29, 1999), in which the SEC staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry.  The Dimensional Retirement Fixed Income Fund I has adopted the policy described in the comment above because each of the Underlying Funds in which the Portfolio invests has such a fundamental policy.
* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.